[Ropes & Gray LLP Letterhead]

Exhibit 12 (b)

April 20, 2007

Putnam New York Tax Exempt Income Fund
One Post Office Square
Boston, Massachusetts 02109

Ladies and Gentlemen:

We have acted as counsel to Putnam New York Tax Exempt Income Fund (the “NY Open-End Fund”) in connection with the Registration Statement of the NY Open-End Fund on Form N-14 (the “Registration Statement”), under the Securities Act of 1933, as amended (the “Act”), relating to the proposed combination of the NY Open-End Fund with Putnam New York Investment Grade Municipal Trust (the “NY Closed-End Fund”) and the issuance of shares of the NY Open-End Fund in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Merger between the NY Open-End Fund and the NY Closed-End Fund (the “Agreement”).

We have examined the NY Open-End Fund's Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts, as well as the NY Open-End Fund's Bylaws, as amended, and are familiar with the actions taken by the Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records, including certificates of fund officers, as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1. The NY Open-End Fund is a duly organized and validly existing unincorporated association under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2. The Shares have been duly authorized and, when issued in accordance with the Agreement, will be validly issued, fully paid, and nonassessable by the NY Open-End Fund.

The foregoing opinions are limited to matters arising under the laws of The Commonwealth of Massachusetts.

The NY Open-End Fund is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the NY Open-End Fund's obligations. However, the NY Open-End Fund's Agreement and Declaration of Trust disclaims shareholder liability for its acts or obligations and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by the NY Open-End Fund or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the NY Open-End Fund for all loss and expense of any shareholder held personally liable solely by reason of his being or having been a shareholder. Thus, the risk that a shareholder may incur financial loss on account of being a shareholder of the NY Open-End Fund is limited to circumstances in which the NY Open-End Fund itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Ropes & Gray LLP in the statement of additional information constituting a part thereof.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP